Exhibit 99.6

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward	Richard Tennant
	iBasis, Inc.	iBasis, Inc.
	781-505-7557	781-505-7409
	cward@ibasis.net	ir@ibasis.net

iBasis Stock to Trade on Over-the-Counter Bulletin Board

BURLINGTON, MASS. — November 13, 2002 — iBasis, Inc. (OTCBB: IBAS) announced that after the close of the market today, it received notice from The NASDAQ Stock Market, Inc. that the Company’s securities will be delisted from trading on The NASDAQ National Market effective with the opening of trading on November 14, 2002, due to the Company not meeting certain minimum listing requirements. iBasis stock will begin trading on the NASD-operated Over-the-Counter Bulletin Board (OTCBB) under the symbol IBAS as of November 14, 2002.

“Our entry into and subsequent exit from the speech solutions business resulted in negative shareholder equity and in our falling out of compliance with NASDAQ listing requirements,” said Ofer Gneezy, president and CEO of iBasis.  “Over the past year we have deleveraged our balance sheet and successfully refocused the company on our core wholesale Internet telephony business, in which we have become one of the ten largest carriers of international voice traffic in the world.  Although disappointed in NASDAQ’s decision, we have confidence in our strategy and remain intensely focused on achieving our profitability milestones no matter what exchange we’re trading on.”

About iBasis

Founded in 1996, iBasis (OTCBB: IBAS) is a leading provider of wholesale international telecommunications services to large carriers and other service providers worldwide.  Named by service providers as the #1 international wholesale carrier in Atlantic-ACM’s 2002 International Wholesale Carrier Report Card, iBasis is a preferred provider of international voice services for many of the largest carriers in the world, including AT&T, Cable & Wireless, China Mobile, China Unicom, Concert, Sprint, Telefonica, Telenor, Telstra, and WorldCom.  The company’s global VoIP infrastructure, The iBasis Network, spans more than 90 on-net countries and is the world’s largest international Cisco Powered Network™ for Internet Telephony.  Based on its revenue growth from 1997 through 2001, iBasis was named the #8 fastest-growing technology company in North America and the #1 fastest-growing technology company in New England in the Technology Fast 500 national program sponsored by Deloitte & Touche.  The company can be reached at its worldwide headquarters in Burlington, Massachusetts, USA at 781-505-7500 or on the Internet at www.ibasis.com.

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Assured Quality Routing and iBasis are registered marks, The iBasis Network, Internet Central Office, Internet Branch Office, ConnectPoint Global Access, and IP CallCard are trademarks of iBasis, Inc. Cisco and Cisco Powered Network are registered trademarks of Cisco Systems, Inc. All other trademarks are the property of their respective owners.

Except for historical information, all of the expectations, projections and assumptions contained in the foregoing press release, including those relating to the company’s current expectations regarding revenue growth, sources of revenue, margin improvement and future capital expenditures constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, (i) the extent of adoption of the company’s services and the timing and amount of revenue generated by these services; (ii) fluctuations in the market for and pricing of these services; and (iii) the other considerations described as “Risk Factors” in iBasis’ most recent Forms 10-K and 10-Q, and the company’s other SEC filings.  We have no current intention to update any forward-looking statements.